UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                                Gravity Co., Ltd.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value Won 500 Per Share

            Shares of Common Stock in the form of American
                               Depository Shares*
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    38911N107
            ---------------------------------------------------------
                                 (CUSIP Number)

                          Moon Capital Master Fund Ltd.
                         c/o Moon Capital Management LP
                           499 Park Avenue, 8th Floor
                               New York, NY 10022
                          Attention: Richard Walz, Esq.
                                 General Counsel
                                 (212) 652-4567

                                 with a copy to:
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 20, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


----------
* Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the "Common Stock").

                                  SCHEDULE 13D
--------------------                                        --------------------
CUSIP No. 38911N107                                           Page 2 of 12 Pages
--------------------                                        --------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Master Fund Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               408,532*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 408,532*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          408,532*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.88% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


----------
* Includes 105,971 shares of Common Stock and 1,210,244 American Depository Shares ("ADSs") representing 302,561 shares of Common Stock.

                                  SCHEDULE 13D
--------------------                                        --------------------
CUSIP No. 38911N107                                           Page 3 of 12 Pages
--------------------                                        --------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Leveraged Master Fund Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               87,307*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 87,307*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          87,307*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.26% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


----------
* Represents 349,228 ADSs.

                                  SCHEDULE 13D
--------------------                                        --------------------
CUSIP No. 38911N107                                           Page 4 of 12 Pages
--------------------                                        --------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Management LP
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               495,839*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 495,839*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          495,839*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.14% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------


----------
* Includes 105,971 shares of Common Stock and 1,559,472 ADSs representing 389,868 shares of Common Stock.

                                  SCHEDULE 13D
--------------------                                        --------------------
CUSIP No. 38911N107                                           Page 5 of 12 Pages
--------------------                                        --------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JWM Capital LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               495,839*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 495,839*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          495,839*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.14% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------


----------
* Includes 105,971 shares of Common Stock and 1,559,472 ADSs representing 389,868 shares of Common Stock.

                                  SCHEDULE 13D
--------------------                                        --------------------
CUSIP No. 38911N107                                           Page 6 of 12 Pages
--------------------                                        --------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John W. Moon
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               495,839*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 495,839*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          495,839*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.14% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------


----------
* Includes 105,971 shares of Common Stock and 1,559,472 ADSs representing 389,868 shares of Common Stock.

CUSIP No. 38911N107               SCHEDULE 13D                Page 7 of 12 Pages


     This Amendment No. 12 (this "Amendment No. 12") further amends and supplements the Schedule 13D dated March 28, 2006 filed by Moon Capital Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon (the "Schedule 13D") in connection with the American Depository Shares of Gravity Co., Ltd., as amended and supplemented by Amendment No. 1 to Schedule 13D dated May 4, 2006 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D dated May 23, 2006 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D dated June 1, 2006 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated July 18, 2006 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D dated July 31, 2006 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D dated August 22, 2006 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D dated August 25, 2006 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D dated November 9, 2006 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D dated November 20, 2006 ("Amendment No. 9"), Amendment No. 10 to Schedule 13D dated July 8, 2009 ("Amendment No. 10") and Amendment No. 11 to Schedule 13D dated August 4, 2009 ("Amendment No. 11") filed by Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon in connection with the American Depository Shares and shares of common stock of Gravity Co., Ltd. Capitalized terms used in this Amendment No. 12 and not otherwise defined herein have the meanings assigned to such terms in Amendments Nos. 1 through 11 and/or the Schedule 13D.


Item 2.  Identity and Background.
         -----------------------

     The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

     The Master Fund, the Leveraged Fund, the Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. On August 20, 2009, in accordance with the terms of that certain Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and representatives of Ramius LLC (formerly named Ramius Capital Group, LLC) and certain of its affiliates (collectively the "Ramius Entities"), the Ramius Entities delivered notice to the Reporting Persons that they were terminating their obligations under the Sharing Agreement effective August 21, 2009. On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities do not beneficially own any ADSs or Common Stock of Gravity. Accordingly, the Reporting Persons are no longer members of a group with the Ramius Entities with respect to the securities of Gravity. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by any person or entity other than the various entities and accounts under the Reporting Persons' management and control.

CUSIP No. 38911N107               SCHEDULE 13D                Page 8 of 12 Pages


Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is hereby amended by adding the following at the end thereof:

     On August 20, 2009, in accordance with the terms of that certain Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Ramius Entities, the Ramius Entities delivered notice to the Reporting Persons that they were terminating their obligations under the Sharing Agreement effective August 21, 2009. On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities do not beneficially own any ADSs or Common Stock of Gravity. Accordingly, the Reporting Persons are no longer members of a group with the Ramius Entities with respect to the securities of Gravity. With the departure of the Ramius Entities, the Committee is no longer active; however, the Reporting Persons will continue the activities and pursue the goals of the Committee with respect to Gravity as previously described in the Schedule 13D and Amendments Nos. 1 through 11.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Section A of Item 5 is hereby amended and supplemented as follows:

     The percentages used in this Schedule 13D are calculated based upon the 6,948,900 shares of Common Stock issued and outstanding as of December 31, 2008, including through ADSs.

A. As of the date hereof, the Reporting Persons have the following interests in the securities of Gravity:

     (a)      Moon Capital Master Fund Ltd.

              (i)  Amount beneficially owned: 408,532*

              (ii) Percent of class: 5.88% of outstanding shares of Common Stock

              (iii) Number of shares as to which such person has:

                   (a)  Sole power to vote or direct the vote: -0-

                   (b)  Shared power to vote or direct the vote: 408,532*

                   (c)  Sole power to dispose or direct the disposition: -0-

                   (d)  Shared power to dispose or direct the disposition:
                        408,532*

     (b)      Moon Capital Leveraged Master Fund Ltd.


----------
* Includes 105,971 shares of Common Stock and 1,210,244 ADSs representing 302,561 shares of Common Stock.

CUSIP No. 38911N107               SCHEDULE 13D                Page 9 of 12 Pages


              (i)  Amount beneficially owned 87,307**

              (ii) Percent of class: 1.26% of outstanding shares of Common Stock

              (iii) Number of shares as to which such person has:

                   (a)  Sole power to vote or direct the vote: -0-

                   (b)  Shared power to vote or direct the vote: 87,307**

                   (c)  Sole power to dispose or direct the disposition: -0-

                   (d)  Shared power to dispose or direct the disposition:
                        87,307**

     (c)      Moon Capital Management LP

              (i)  Amount beneficially owned: 495,839***

              (ii) Percent of class: 7.14% of outstanding shares of Common Stock

              (iii) Number of shares as to which such person has:

                   (a)  Sole power to vote or direct the vote: -0-

                   (b)  Shared power to vote or direct the vote: 495,839***

                   (c)  Sole power to dispose or direct the disposition: -0-

                   (d)  Shared power to dispose or direct the disposition:
                        495,839***

     (d)      JWM Capital LLC

              (i)  Amount beneficially owned: 495,839***

              (ii) Percent of class: 7.14% of outstanding shares of Common Stock

              (iii) Number of shares as to which such person has:

                   (a)  Sole power to vote or direct the vote: -0-

                   (b)  Shared power to vote or direct the vote: 495,839***

                   (c)  Sole power to dispose or direct the disposition: -0-


----------
** Represents 349,228 ADSs.

*** Includes 105,971 shares of Common Stock and 1,559,472 ADSs representing 389,868 shares of Common Stock.

CUSIP No. 38911N107               SCHEDULE 13D               Page 10 of 12 Pages


                   (d)  Shared power to dispose or direct the disposition:
                        495,839***

     (e)      Mr. John W. Moon

              (i)  Amount beneficially owned: 495,839***

              (ii) Percent of class: 7.14% of Outstanding shares of Common Stock

              (iii) Number of shares as to which such person has:

                   (a)  Sole power to vote or direct the vote: -0-

                   (b)  Shared power to vote or direct the vote: 495,839***

                   (c)  Sole power to dispose or direct the disposition: -0-

                   (d)  Shared power to dispose or direct the disposition:
                        495,839***


Section C of Item 5 is hereby supplemented as follows:

     On August 20, 2009 the Moon Capital Master Fund Ltd. sold 469 ADSs on the open market at a price of $2.44 per share.

     On August 20, 2009, the Moon Capital Master Fund Ltd. sold 28,782 ADSs on the open market at a price of $2.413 per share.

     On August 21, 2009, the Moon Capital Master Fund Ltd. sold 355,141 ADSs on the open market at a price of $2.455 per share.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

     See "Item 4. Purpose of Transaction" above.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Joint Filing Agreement Pursuant to Rule 13d-1(k) is incorporated by reference to Exhibit 1 to Amendment No. 2 to
              Schedule 13D.

Exhibit 2. Sharing Agreement dated as of March 28, 2006 between the Reporting Persons and the Ramius Entities is incorporated by reference to
              Exhibit 2 to Schedule 13D.


----------
*** Includes 105,971 shares of Common Stock and 1,559,472 ADSs representing 389,868 shares of Common Stock.

CUSIP No. 38911N107               SCHEDULE 13D               Page 11 of 12 Pages


Exhibit 3.    Press Release dated May 24, 2006 is incorporated by reference to
              Exhibit 3 to Amendment No. 2 to Schedule 13D.

Exhibit 4.    Press Release dated June 1, 2006 is incorporated by reference to
              Exhibit 4 to Amendment No. 3 to Schedule 13D.

Exhibit 5.    Press Release dated July 19, 2006 is incorporated by reference to
              Exhibit 5 to Amendment No. 4 to Schedule 13D.

Exhibit 6. Press Release dated August 22, 2006 is incorporated by reference to Exhibit 6 to Amendment No. 6 to Schedule 13D.

Exhibit 7. Preliminary Proxy Statement in connection with the Extraordinary General Meeting of Shareholders of Gravity to be held on December 26, 2006 is incorporated by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D.

Exhibit 8. Press Release dated November 20, 2006 is incorporated by reference to Exhibit 8 to Amendment No. 9 to Schedule 13D.

CUSIP No. 38911N107               SCHEDULE 13D               Page 12 of 12 Pages


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



Dated:  August 24, 2009                 /s/ John W. Moon
                                        ----------------------------------------
                                        John W. Moon, individually and as
                                        managing member of JWM Capital LLC, for
                                        itself and as the general partner of
                                        Moon Capital Management LP, for itself
                                        and as the investment manager of Moon
                                        Capital Master Fund Ltd. and Moon
                                        Capital Leveraged Master Fund Ltd.